UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD

(Translation of registrant’s name into English)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on January 12, 2026, the Listing Qualifications Staff, or the Staff, of the Nasdaq Stock Market notified Cellyan Biotechnology Co., Ltd (the “Company”) that it was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”), as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s common stock was below $1.00 per share for thirty consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a period of 180 calendar days from the notification date, or until July 13, 2026, to regain compliance with the Minimum Bid Price Requirement.

On July 14, 2026, the Company received a written notice from the Staff granting an additional 180 days, or until January 11, 2027, to regain compliance with the Minimum Bid Price Requirement. Further information is included in the press release entitled “Cellyan Biotechnology Co., Ltd Receives Nasdaq Notice of Additional Compliance Grace Period” hereto, which is furnished herewith as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (No. 333-296754) to the extent not superseded by documents or reports subsequently filed.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release - Cellyan Biotechnology Co., Ltd Receives Nasdaq Notice of Additional Compliance Grace Period

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2026	CELLYAN BIOTECHNOLOGY CO., LTD

	By:	/s/ Chenyu Liang
Chenyu Liang
Director and Chief Executive Officer

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